UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

60 WALL STREET NEW YORK, NEW YORK	10005
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

Attention: Catherine Wang

Legal Department

60 Wall Street, 36th Floor

New York, New York 10005

(212) 250 – 7544

(Name, address and telephone number of agent for service)

DRYSHIPS INC.

(Exact name of obligor as specified in its charter)

DryShips Inc. 74-76 V. Ipeirou Street Athens, Greece	N/A
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Copies To:

Debt Securities

(Title of the Indenture securities)

Item 1.	General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Item 3. -15.	Not Applicable

Item 16.	List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 business - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. - business - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of June 30, 2014. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 1st day of October, 2014.

DEUTSCHE BANK TRUST COMPANY AMERICAS

/s/ Carol Ng
By:	Name: Carol Ng
Title: Vice President

Exhibit 7

Exhibit 7

Deutsche BANK TRUST COMPANY AMERICAS FFIEC 031

Legal Title of Bank Page 16 of 79

NEW YORK RC-1

City

NY 10005

State Zip Code

FDIC Certificate Number: 00623

Consolidated Report of Condition for Insured Banks

And Savings Associations for June 30, 2014

All schedules are to be reported in thousands of dollars. Unless otherwise indicated,

Report the amount outstanding as of the last business day of the quarter.

Schedule RC-Balance Sheet

Dollar Amounts in Thousands RCFD Trill Bill Mill Thou

Assets

1. Cash and balances due from depository institutions (from Schedule RC-A):

a. Noninterest-bearing balances and currency and coin (1) 0081 211,000 1.a

b. Interest-bearing balances (2) 0071 30,668,000 1.b

2. Securities:

a. Held-to-maturity securities (from schedule RC-B, column A) 1754 0 2.a

b. Available-for-sale securities (from schedule RC-B, column D) 1773 0 2.b

3. Federal funds sold and securities purchased under agreements to resell: RCON

a. Federal funds sold in domestic offices B967 116,000 3.a

RCFD

b. Securities purchased under agreements to resell (3) B969 13,202,000 3.b

4. Loans and lease financing receivables (from schedule RC-C):

a. Loans and leases held for sale 5369 0 4.a

b. Loans and leases, net of unearned income B528 18,817,000 4.b

c. LESS: Allowance for loan and lease losses 3123 35,000 4.c

d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c) B529 18,782,000 4.d

5. Trading assets (from Schedule RC-D) 3545 136,000 5

6. Premises and fixed assets (including capitalized leases) 2145 22,000 6

7. Other real estate owned (from Schedule RC-M) 2150 8,000 7

8. Investments in unconsolidated subsidiaries and associated companies 2130 0 8

9. Direct and indirect investments in real estate ventures 3656 0 9

10. Intangible assets:

a. Goodwill 3163 0 10.a

b. Other intangible assets (from Schedule RC-M) 0426 43,000 10.b

11. Other assets (from Schedule RC-F) 2160 845,000 11

12. Total assets (sum of items 1 through 11) 2170 64,033,000 12

(1) Includes cash items in process of collection and unposted debits.

(2) Includes time certificates of deposit not held for trading.

(3) Includes all securities resale agreements in domestic and foreign offices,

regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Title of Bank FDIC Certificate Number: 00623 FFIEC 031 Page 16a of 79 RC-1a Schedule RC-Continued Dollar Amounts in Thousands RCON Trill Bill Mill Thou Liabilities 13. Deposits: a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I) (1) Noninterest-bearing (4) 6631 32,783,000 2200 51,006,000 13.a (2) Interest-bearing 6636 18,223,000 13.a.1 b. In foreign offices, Edge and Agreement subsidiaries, and IBFs RCFN (from Schedule RC-E, part II) 2200 1,000 13.b Noninterest-bearing 6631 1,000 13.b.1 Interest-bearing 6636 0 13.b.2 14. Federal funds purchased and securities sold under agreements to repurchase: RCON a. Federal Funds purchased in domestic offices (5) B993 2,338,000 14.a RCFD b. Securities sold under agreements to repurchase (6) B995 0 14.b 15. Trading liabilities (from Schedule RC-D) 3548 26,000 15 16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M) 3190 130,000 16 17. and 18. Not applicable (4) Includes noninterest-bearing demand, time, and savings deposits. (5) Report overnight Federal Home Loan Bak advances in Schedule RC, item 16, “Other borrowed money.” (6) Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.

13.a.2

Deutsche bank trust company Americas

Legal title of bank

Fdic certificate number: 00623

FFIEC 03

1

Rc-2

Dollar Amounts in Thousands

Liabilities-continued

RCfd Trill Bill Mill Thou

19. Subordinated notes and debentures (1) 3200 0 19

20. Other Liabilities (from Schedule RC-G) 2930 1,237,000 20

21.Total liabilities (sum of items 13 through 20) 2948 54,738,000 21

22. Not applicable

Equity Capital

Bank Equity Capital

23. Perpetual preferred stock and related surplus 3838 0 23

24. Common stock 3230 2,127,000 24

25. Surplus (excludes all surplus related to preferred stock) 3839 597,000 25

26. a. Retained earnings 3632 6,493,000 26.,

b. Accumulated other comprehensive income (2) B5430 -33,000 26.b

c. Other equity Capital Components (3) A130 0 26.c

27.a. Total bank equity capital (sum of items 23 through 26.c) 3210 9,184,000 27.a

b. noncontrolling (minority) interests in consolidated subsidiaries 3000 111,000 27.b

28. Total equity capital (sum of items 27.a and 27.b) G105 9,295,000 28

29. Total liabilities and equity capital (sum of items 21 and 28) 3300 64,033,000 29

Memoranda

To be reported with the march repot of condition.

1.Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of during work performed for the bank by independent external auditors as of any date during 2013 RCFD Number 6724 N/A M.1

2.= Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

3.Attention on bank management’s assertion on the effectiveness of the banks internal control over financial reporting by a certified public accounting firm.

4.Directors examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5.Directors examination of the bank performed by other external auditors (may be required by state chattering authority) 6.Review of the bank’s financial statements by external auditors 7. Compilation of the bank’s financial statements by external auditors 8. Other audit procedures (excluding tax preparation work) 9. No external audit work RCO MM/DD 8678 N/A To be reported with the March Report of Condition. 2 = Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately) 3. Bank’s fiscal year-end date (1) Includes limited-life preferred stock and related surplus. (2) Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and accumulated defined benefit pension and other post retirement plan adjustments. (3) Includes treasury stock and unearned Employee Stock Ownership Plan shares.

DEUTSCHE